06040715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2006
WASH, D.C.
209
SECTION

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

VitalStream Holdings, Inc.
Exact name of registrant as specified in charter

0000789851
Registrant CIK Number

Def. Proxy Statement (July 6, 2006 Meeting)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-10013
SEC file number, if available

S-________ ________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________ ________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

PROCESSED
JUN 3 0 2006
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, 2006.

VitalStream Holdings, Inc.
(Registrant)

By: [signature]
(Name) Arturo Sida
Chief Legal Officer & Secretary
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 20 ___, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

SEC 2082 (06-06)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG VITALSTREAM HLDGS. INC, THE RUSSELL 2000 INDEX
AND A PEER GROUP


DOLLARS
450
400
350
300
250
200
150
100
50
0
12/00
12/01
4/2/02
12/02
12/03
12/04
12/05
VITALSTREAM HLDGS. INC
RUSSELL 2000
PEER GROUP

* $100 invested on 12/31/00 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.